Realty Capital Securities

Three Copley Place, Suite 3300

Boston, MA 02116

T: (857) 350-9500 F: (857) 207-3397

May 22, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Form N-1A Registration Statement for Realty Capital Income Funds Trust (the “Trust”); (File Nos. 333-185734; 811- 22785)

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as the principal underwriter of the Trust, Realty Capital Securities, LLC, respectfully requests that Pre-Effective Amendment No. 2 to the above referenced Registration Statement, which was filed via EDGAR on May 13, 2013, be accelerated and declared effective on May 23, 2013 or as soon thereafter as is reasonably practicable.

Realty Capital Securities, LLC

By:	/s/ John H. Grady
John H. Grady
Chief Operating Officer